

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Mr. Jeremy Hemann
Chief Financial Officer
YTB International, Inc.
1901 East Edwardsville Road
Wood River, IL 62095

> **Re:** **YTB International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-18412**

Dear Mr. Hemann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

1.   We note that your business appears to have a complex organization/operational structure, comprised of several layers of independent contractors who (I) may or may not pay you for the licensing, use, and/or distribution rights to personalized websites and proprietary technology, (II) may or may not receive commissions for the distribution of the personalized websites and proprietary technology and/or (III) may or may not receive commissions for the sale of products and services through the personalized websites. For example, we note the following with regard to your organization, operations, and compensation structure:

- Independent Marketing Representatives ("Reps") appear to be paid commissions for sales of "broker licenses;"
- "Brokers" appear to license (i.e., pay for) your Production Distribution System ("PDS") for a monthly fee;
- Brokers appear to give your PDS to "Free Agents" for free;
- Free Agents appear to earn commissions based on purchases made from their websites, while the Brokers who give sites to Free Agents appear to earn matching commissions on a dollar-for-dollar basis;"
- "Subscribers" appear to include all parties identified above who have purchased an ITC or PDS or pays a monthly license fee; and
- "Customers" appear to receive cash back on purchases in the typical range of 3% to 7.5%.

Given (A) the complexity of your organization, operating, and compensation structures and (B) that your business model has undergone several changes recently, we believe that you should expand the disclosure in the "Business" section of your Form 10-K to provide a more detailed description/analysis of each type of independent contractor identified above – including their roles within your organization, the extent to which they are compensated by your company (e.g. through commissions), the extent to which they make payments to your company (e.g., through licensing fees), and their respective commission rates. As part of your response and expanded disclosure, please explain the business purpose of each layer of independent contractors and consider providing an organization chart that illustrates your organization structure and flow of funds. Please provide your proposed expanded disclosure as part of your response.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 19</u>

2.   In the first bullet point on page 20, you cite the continuing effects of a sluggish economy as the cause for you to reevaluate your business model. Please explain to us and disclose, as appropriate, the impact of the judgments rendered in the respective California and Illinois attorney general matters on both your business model and operations in general.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 26</u>

3.   It is unclear to us why your tabular disclosure on page 26 of your Form 10-K suggests that the "number of shares to be issued upon exercise of outstanding options, warrants and rights" was zero as of December 31, 2010, given that there were options outstanding as of such date. In this regard, please revise your tabular disclosure or advise.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

4.   Please refer to the cash flow statements included in your fiscal year 2010 Form 10-K and in your reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011. You present the cash receipts attributable to the collection of outstanding notes receivables as "cash flows from operating activities." However, based upon your disclosure in Note 5 to your fiscal year 2010 financial statements and Note 6 to your financial statements for the period ended June 30, 2011, the notes receivables collected during the aforementioned periods appear to have arisen in connection with investing activities (e.g., the disposition of assets and the funding of a third party's capital expenditures), rather than the operations of your business. As such, it appears appropriate to report cash received from the collection of such receivables as "cash flows from investing activities" in your statements of cash flows. Based upon the observations noted above, please tell us why you believe that your current classification of the collections on notes receivables is appropriate. Alternatively, reclassify such amounts to the investing activities section of your cash flow statement. Please refer to both FASB ASC 230-10-45-12 and the definition of "Investing Activities," as provided in the glossary to the Accounting Standards Codification, for further guidance.

Notes to Consolidated Financial Statements

Note 13 – Stockholders' Equity, page F-28

5.   Please expand your disclosure in Note 13 to summarize the pertinent rights and privileges related to your Class A and Class B Common Stock. If each class of common stock has equal rights and privileges, with the exception of the conversion rights attributed to the Class B Common Stock, please specifically disclose such fact. Refer to FASB ASC 505-10-50-3 for further guidance.

Form 10-Q for Fiscal Quarter Ended June 30, 1011

Item 1. Financial Statements

Condensed Consolidated Statements of Operations, page 5

6.   Please present a separate line for product sales within "net revenues" pursuant to Rule 5-03(b)1 of Regulation S-X. In connection with this, it would appear meaningful to also present separate line items for monthly fees charged, aggregate commissions earned, and marketing site sales, in order to afford investors a better overall context of your revenues. Please advise.

7.   We note from disclosure elsewhere in the filing that revenue for training is included in "product sales and commissions." This training revenue appears to be a service that

should be reported as a separate line item pursuant to Rule 5-03(b)1 of Regulation S-X. Please advise.

Notes to Condensed Consolidated Financial Statements

Note 1 – Organization and Nature of Operations, page 8

8.   Please tell us and disclose what the set up fee to brokers of $99.95 mentioned in the fourth paragraph represents and describe your accounting for such amount.

9.   Please refer to your disclosure in the first bullet point on page 20 of fiscal year 2010 Form 10-K. We note that Free Agents "earn half of the commission previously received by the PDS, with the other half being earned by the Broker who gave [the PDS] to them." However, we also note from the MD&A disclosure on pages 24 and 25 of your June 30, 2011 Form 10-Q that while the number of Brokers distributing PDSs declined due to deactivations occurring during the six-month period ended June 30, 2011, the Broker deactivations do not appear to result in corresponding deactivations of Free Agents. In this regard, please tell us whether Free Agents are eligible to continue receiving commissions, if the broker who provided them with their PDS becomes deactivated and is no longer paying a license fee. If so, please also tell us whether the Broker's portion of the commission fee is also distributed or is retained by the company. In addition, tell us (I) how you define an <u>active</u> Free Agent (e.g., based upon active sales, lack of a deactivation action, etc.) and (II) the circumstances or manner in which a Free Agent becomes deactivated. Lastly, please confirm that the all of the Free Agents disclosed on page 25 of your June 30, 2011 Form 10-Q meet your definition of "active" Free Agents.

Note 3 – Liquidity and Financial Condition, page 9

10.   You state that based on you current cash flow forecasts of short-term and long-term liquidity needs, you believe that your company's projected sources of liquidity will be sufficient to meet its projected liquidity needs for the next 12 months. However, we note the following with regard to your liquidity and financial condition:

- Cash outflows from operating activities for the six-month period ended June 30, 2011 exceeded your reported cash balance as of June 30, 2011;
- Your current liabilities substantially exceeded your current assets at June 30, 2011;
- You currently do not have a credit facility that you can draw upon to support your liquidity needs; and
- For the six-month period ended June 30, 2011, liquidity needs were substantially supported by proceeds generated from the sale of your headquarters property – a nonrecurring source of cash inflow.

Furthermore, you state that if you are unable to raise sufficient additional funds, you will have to develop a plan to extend payables and further reduce overhead until sufficient additional capital is raised. Given the aforementioned observations, please (I) explain to us, in detail, how you have reached the conclusion that your company's projected sources of liquidity will be sufficient to meet your liquidity needs for the next 12 months and (II) disclose any projected sources of liquidity available to you for purposes of satisfying your liquidity needs in the next 12 months. Alternatively, revise your disclosure, as appropriate.

11.   Please refer to your disclosure regarding the initiatives that you have introduced subsequent to June 30, 2011 to address both the net year-to-date decline in subscribers and broker retention. You state that you have introduced a new "Travel Program" under which website owners earn 60% commission on all travel booked, versus the 50% commission under your previous program. However, based upon your disclosure on page 13 of your fiscal year 2010 Form 10-K, as well as our understanding of your prior compensation model, subscribers previously earned commissions on travel purchased from their ITC, PDS, or personalized websites in the range of 50% to 100% of the commission earned by YTB Travel, rather than a 50% commission on all travel booked. In this regard, please tell us and, if applicable, revise your disclosure to clarify whether the commission paid to website owners under your new Travel Program is (I) 60% of the commission earned by YTB Travel or (II) a 60% commission on the actual travel booked. Also, explain to us (I) what the initial cost of $199.00 for the travel program, as indicated in this bullet point, represents and (II) your accounting for such amount.

12.   Please explain to us and disclose whether the mentoring program indicated in the second bullet is required or voluntary. We believe this will give an indication of the consistency of this revenue source.

13.   We note that subsequent to June 30, 2011, you introduced a $3,600 "Guarantee Program." Based upon your disclosure, you appear to guarantee that participants who are "subscribers" and in your mentoring program will earn $3,600 each month for twelve months, if they follow all of the activities that you stipulate. In this regard, please clarify whether "earn" represents gross income or net compensation, and whether this applies to free agents. Additionally, tell us whether you are obligated to fund any shortfalls in the monthly earnings of eligible subscribers and, if so, whether such shortfalls (I) will be separately measured for each individual month or (II) can be offset by monthly earnings in excess of $3,600 in a prior month. To the extent that your guarantee creates an obligation for your company, explain to us and disclose how you plan to account for the guarantee. As part of your response, also tell us and disclose the (A) number of existing subscribers who are eligible to participate in your Guarantee Program, (B) average monthly "earnings" of those eligible subscribers during the most recent fiscal year, as well as during subsequent six-month period ended June 30, 2011, and (C) number of the eligible subscribers whose average monthly "earnings" were less than $3,600 per month for the most recent fiscal year and the six-month period ended June 30, 2011, as well as the average monthly "earnings" of those subscribers during the aforementioned periods. Please cite any accounting literature that you believe supports your planned accounting treatment for the guarantee program. Lastly, explain to us and in your disclosure how the

$10K guarantee program referred to on pages 27 and 29 of your filing relate to the $3,600 guarantee program.

Note 4 – Sale of Assets, page 9

14.   We note the following with regard to the sale of your corporate headquarters property (the "Property") to Wood River Capital, LLC ("WRC"):

- You have retained a continuing interest in the Property and, therefore, have accounted for the transaction as a sale/leaseback under the financing method;
- The accounting treatment that you have applied to the sale of the property appears to have resulted in the recognition of a financing obligation that significantly exceeds the mortgage balance that you owed immediately prior to sale transaction;
- Proceeds that will ultimately be received in connection with the sale of the Property do not appear to be fixed, as the Wood River Note can be redeemed for less than its original principal amount prior to maturity;
- You appear to have guaranteed the financial obligations of Zeiser and, as such, appear to be subject to increased rent payments under your Wood River Lease if Zeiser defaults on its financial obligations; and
- The Property can be repurchased by you for (i) $6.6 million within 12 months of the date that the Wood River Note is paid off and (ii) $3.9 million, plus the waiver of WRC's obligations, prior to repayment or redemption of the Wood River Note.

Given the complexity and entwining relationship of the various terms attributable to your transaction, please provide us with a detailed explanation/analysis of the business purpose and economic substance of the transaction. As part of your response, describe for us the nature of WRC's primary operations (e.g., a financing firm, real estate investment firm, etc.). In addition, describe for us your initial accounting treatment for this transaction, as well as the expected impact that each of the note redemption and/or asset repurchase scenarios described in Note 4 would have on your future accounting treatment. In this regard, your response should include a description of how each scenario can be expected to impact the amounts reported or expected to be reported on your balance sheet, statements of operations, and statements of cash flows, as applicable. In addition, tell us how each scenario was considered in determining the amount of gain that should be deferred in connection with your sale transaction. Please cite any accounting literature that you believe supports your current and expected future accounting treatment.

15.   You indicate in this note that the Zeiser Note had a principal amount of $550,000 in favor of the company. The balance of this note was $134,000 at December 31, 2010. We understand that this note represented funds loaned by you to Zeiser for a portion of the construction costs for improvements made to the property that you leased to Zeiser. However, we did not see any cash outflows in the investing activities section of your cash flow statement for the six months ended June 30, 2011 that reflected the increase in the note's principal balance prior to transfer. Please advise.

16.   You state that the Wood River Note has a principal amount of $4.3 million and is recorded at its present value of approximately $3.7 million as of June 30, 2011. However, per the disclosure on page 10 of your Form 10-Q, Wood River Capital, LLC ("WRC") and/or its nominee can repay and/or redeem the Wood River Note without any premium or penalty and free from all obligations under the Wood River Note for a purchase price of (I) $2.7 million at any time during the first 18 months from the date of closing or (II) $3.2 million subsequent to the first 18 months, but before the end of the 36th month from the date of closing. Given that the Wood River Note appears to be redeemable, at WRC's option, for significantly less than its stated principal amount of $4.3 million (i.e., the amount recorded by you pre-discount) up until the end of its original maturity term of three years, please tell us (I) why you believe it was appropriate to record the note receivable from WRC at more than the $2.7 million unrestricted amount that WRC can pay within the first 18 months of the transaction and (II) how this impacts the overall accounting of the transaction.

17.   We note that the sale of your company's "Headquarters" property has been accounted for as a sale/leaseback under the financing method. As such, it appears that a significant financing obligation was recorded on your balance sheet in connection with the transaction. However, we note that you did not recognize any interest expense during the three-month period ended June 30, 2011 and recognized only an immaterial amount of interest expense during the six-month period ended June 30, 2011. Given the observations noted above, please tell us (I) how you determined the amount of the financial obligation that should be recorded on your balance sheet and (II) why the recognition of the financing obligation does not appear to have resulted in the recognition of corresponding interest expense.

18.   Please tell us the amount of the gain that you deferred in connection with the sale of your headquarters property to WRC and the period over which you plan to recognize such gain. In addition, given that the sale transaction included the issuance of a note receivable (i.e., the Wood River Note) for which the amount of subsequent repayment may vary based upon the timing of redemption/repayment, please tell us how the gain was determined/calculated – including the carrying value of your headquarters property immediately prior to being sold. Furthermore, please tell us how you plan to account for any portion of the gain that remains deferred, if (I) you were to exercise your right to repurchase the headquarters property before WRC has repaid or redeemed the Wood River Note and (II) if such right were exercised after the Wood River Note has been repaid or redeemed. Finally, please reconcile the disclosed gain to the apparent loss on the transaction of $1.3 million disclosed in "loss on sale" on page 30.

Wood River Lease, page 10

19.   Based upon the disclosure regarding your "properties" on page 9 of your Form 10-K, it appears that your lease of 40,000 square feet may represent a substantial portion (i.e., up to 40%) of the total space available in the property that you sold. If this is so, please tell

how/why you were able to sell the property for approximately $7.1 million and lease back a relatively significant portion of the property for an initial monthly rate of $1,385.

20.   We note that although your lease with WRC extends until March 31, 2021, your disclosure only appears to discuss (I) your minimum lease payments for the first three years of the lease and (II) the change in lease payments should you or Zeiser default on your respective obligations to WRC during the initial three years of the lease. In this regard, please expand your disclosure to discuss your minimum lease obligations subsequent to year three of the lease. In addition, given that your aggregate lease payments for the first three years only appear to be approximately $50,000, explain how the total payments attributable to the lease either relate to or reconcile with the financing obligation recorded on your balance sheet in connection with the sale of your headquarters property. Please expand your disclosure further to discuss whether your minimum rent payments are subject to a substantial increase if you or Zeiser violate your payment obligations to WRC subsequent to the first three years of your lease. Furthermore, please quantify the <u>monthly or annual rent expense</u> that you will be subject to if you or Zeiser violate your payment obligations to WRC, rather than disclosing the rates per square foot that will be incurred in such circumstances. Lastly, if your minimum lease payments are subject to an increase subsequent to the first three years of the lease, please confirm that you are recognizing the total rent expense that will be incurred over the entire lease term on a straight-line basis, or advise.

21.   Based upon the disclosure in the Form 8-K that you filed on March 24, 2011, it appears that your payment under the Wood River Lease would increase immediately, if WRC elected to prepay or repay its obligations under the Wood River Note. If this is so, please disclose such fact in your periodic reports on Form 10-Q and Form 10-K.

Note 5 – Summary of Significant Accounting Policies, page 11

22.   Refer the third bullet under Note 3 in your March 31, 2011 Form 10-Q. Please tell us and disclose your accounting policy for the discount coupons offered with your ZKits.

23.   Please tell us and disclose your accounting policy regarding any sources of revenues that are subject to refund – for example, the refunds specified in the stipulation of judgment contained in exhibit 10.6 to the March 31, 2011 Form 10-Q.

24.   Other than the commission associated with initial set/sign up fees charged prior to August 2010, please clarify for us whether any commission expenses or other costs are deferred and the basis for this.

Note 12 – Segment Information, page 17

25.   With the sale of your Canadian subsidiary disclosed in note 15, please explain how you still have operations in Canada.

26.   With regard to the sale of your Canadian subsidiary, we note that section 2.2 of the "stock purchase agreement" contained in exhibit 10.7 to the March 31, 2011 Form 10-Q contains provisions for periodic consideration that is both receivable by you from the buyer and payable by you to the seller. Please explain to us and disclose the business purpose and economic substance associated with such provisions and your accounting for such. In addition, ensure that amounts payable by you are fully disclosed in your periodic filings.

27.   You state that "costs specifically identifiable to a particular segment are recorded accordingly." However, per your MD&A disclosure on pages 28 and 30 of your Form 10-Q, general and administrative expenses attributable to your Marketing segment include freight costs related to the inbound and outbound shipping expenses of Ganovia coffee. Given that the aforementioned freight costs would appear to be identifiable costs of your Product segment, and based on your statement in MD&A that all product revenue is attributable to the Company's product segment, please confirm that costs that are specifically identifiable to a particular segment are, in fact, allocated to that segment.

28.   Please refer to the disclosure in both Note 12 to your financial statements for the quarterly period ended June 30, 2011 and Note 16 to your financial statements for the fiscal year 2010. We note that your Marketing segment has recognized losses from continuing operations for the six-month period ended June 30, 2011 and the fiscal years ended December 31, 2010 and 2009. We also note from your MD&A disclosure in both your fiscal year 2010 Form 10-K and June 30, 2011 Form 10-Q that your Marketing segment has sustained substantial losses in the number of active subscribers during the aforementioned periods, resulting in a corresponding decline in segment revenue. Furthermore, it appears that the elimination of the one-time set-up fee related to the PDSs has resulted in a further decline in segment revenue. Given the observations noted above, please explain to us, in detail, how you determined that the goodwill assigned to the Marketing segment is not impaired. As part of your response, please tell us the date of your most recent goodwill impairment analysis and provide us with a copy of that analysis.

Management's Discussion and Analysis

Overview, page 21

29.   You state on page 21 that "ZamZuu e-commerce sites allow Subscribers to shop and earn commissions on purchases made by Free Agents …," and on page 25 that "The New Agents can shop on the Affiliate Network or on a Featured Store and earn 30% commission." Please clarify whether subscribers and new agents earn commissions on their own purchases and whether the 30% commission is based on the sales price of the purchase or is the portion of the total commission applicable to the sale that is retained by subscribers and agents. If the latter, please disclose what that applicable commission rate is.

Current Subscriber Activity, page 23

30.   Please explain to us what the $50.00 processing fee referred to in the first paragraph following the table on page 24 represents and tell us how such amount is accounting for.

Results of Operations

Product sales and commissions, pages 26, 27 and 29

31.   Please separately disclose the amount for product sales and commissions revenues (i.e., each) and the associated expenses/costs (e.g., cost of goods sold) for each period presented.

General and Administrative, pages 27 and 30

32.   Your disclosure indicates that in bound freight associated with products sold is classified as general and administrative expense. However, it appears that this freight should be included in the cost of the related inventory sold and classified as cost of goods sold. Please advise.

33.   Please disclose the aggregate amount of freight out (shipping) and handling (if applicable) that is not included in cost of goods sold. Refer to FASB ASC 605-45-50-2 for further guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

           Sincerely,

           /s/ Lyn Shenk

           Lyn Shenk
           Branch Chief